# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BankFinancial CORP, CIK 0001303942
CUSIP: 06643P104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 60 NORTH FRONTAGE ROAD, BURR RIDGE, Illinois (IL), 60527
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001037389-19-000017
Filed by CIK 0001037389

## Reporting persons
- Renaissance Technologies LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 575,287; shared voting power 0; sole dispositive power 575,287; shared dispositive power 0; aggregate amount beneficially owned 575,287 (4.62% of the class)
- Renaissance Technologies Holdings Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 575,287; shared voting power 0; sole dispositive power 575,287; shared dispositive power 0; aggregate amount beneficially owned 575,287 (4.62% of the class)

## Item 1. Issuer
Name of issuer: BankFinancial CORP
Address of issuer's principal executive offices: 60 NORTH FRONTAGE ROAD, BURR RIDGE, IL 60527

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Renaissance Technologies LLC ("RTC") and Renaissance Technologies Holdings Corporation ("RTHC").
Address of principal business office or, if none, residence: 800 Third Avenue New York, New York 10022
Citizenship: RTC is a Delaware limited liability company, and RTHC is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 575287
Percent of class: 4.62
Sole power to vote or to direct the vote: 575287
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 575287
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by RTC have the right to receive dividends and proceeds from the sale of the securities which are the subject of this report.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13G, and all amendments thereto, with respect to the shares of Common Stock, par value $0.01 per share of BankFinancial CORP.

## Signatures
- Renaissance Technologies LLC: Brian Felczak, Chief Financial Officer (02/12/2026)
- Renaissance Technologies Holdings Corporation: Brian Felczak, Vice President (02/12/2026)